UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AVID TECHNOLOGY, INC.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

05367P100

(CUSIP Number)

MerihanTynan
Cove Street Capital LLC
2101 East El Segundo Boulevard, Suite 302
El Segundo, CA 90245
(424) 221-5897

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. X

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*This Amendment No 2. (“Amendment No. 2”) dated January 23, 2018 amends and supplements Amendment No. 1 dated January 19, 2016.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05367P100	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cove Street Capital, LLC I.R.S IDENTIFICATION NO 27-5376591
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,509,114
	8.	SHARED VOTING POWER 632,665
	9.	SOLE DISPOSITIVE POWER 5,509,114
	10.	SHARED DISPOSITIVE POWER 632,665

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,141,779
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.91%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 05367P100	13D	Page 2 of 3 Pages

Item 1.  Security and Issuer.

*This Amendment No. 2 relates to shares of common stock, $.01 par value per share (the "Common Stock") of Avid Technology, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 75 Network Drive, Burlington, MA 01803.

Item 2.  Identity and Background.

a) This statement on Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Cove Street Capital, LLC (CSC).

b) The address of the principal office of CSC is 2101 East El Segundo Boulevard, Suite 302, El Segundo, CA 90245

c) The principal business of CSC is as an Investment Adviser.

d) CSC, nor any of its members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) CSC, nor any of its members was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

f) CSC is a Delaware limited liability company.

Item 3.  Source or Amount of Funds or Other Consideration.

CSC in its capacity as an Investment Adviser will purchase on behalf of its clients. No monies were borrowed for such an acquisition. The aggregate purchase price of the 6,141,779 Shares beneficially owned by CSC is approximately $33,918,244 including brokerage commissions.

Item 4.  Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts in which CSC has discretionary investment and voting power. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. As such, CSC, subject to applicable legal requirements, may in the future acquire additional securities of the Issuer on behalf of CSC's clients or dispose of some or all of CSC's current holdings of the Securities in the ordinary course of CSC's business and the management of its client accounts.

In recent conversations with the Issuer regarding operational improvements and strategic direction, the Reporting Persons have made suggestions in regard to enhancing the composition of the Issuer’s Board of Directors (the “Board”). No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board regarding the composition of the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 41,186,120 Shares outstanding, which is the total number of Shares outstanding as of November 6, 2017 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017.

Date of Transaction	Buys/Sells	Quantity	Amount	Unit Price
11/27/2017	Sell	111,860	$ 776,603.56	$ 6.94
11/28/2017	Sell	115,900	$ 787,035.51	$ 6.79
11/30/2017	Sell	34,657	$ 233,198.08	$ 6.73
12/1/2017	Sell	82,325	$ 539,298.58	$ 6.55
12/4/2017	Sell	84,396	$ 588,826.57	$ 6.98
12/5/2017	Sell	40,000	$ 279,561.51	$ 6.99
12/6/2017	Sell	62,535	$ 402,071.95	$ 6.43
12/12/2017	Sell	31,770	$ 199,833.30	$ 6.29
12/14/2017	Sell	28,615	$ 173,133.91	$ 6.05
12/15/2017	Sell	43,952	$ 260,638.11	$ 5.93
12/28/2017	Buy	3,900	$ 21,987.03	$ 5.64
1/18/2018	Sell	3,310	$ 18,237.69	$ 5.51

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among CSC, or between any third party, with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

N/A

CUSIP No. 05367P100	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

/s/ Merihan Tynan Insert Name

Chief Compliance Officer Insert Title

January 23, 2018 Insert Date